Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Interest Only)

(dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2003		2002 (1)		2002 (1)		2001 (1)		2000 (1)		1999 (1)		1998 (1)
Earnings:
Income before equity in earnings (loss) of equity investments	$46,722		$40,339		$88,923		$87,510		$108,992		$116,638		$134,616
Fixed charges	50,141		44,602		89,417		91,305		104,337		91,420		66,612
Distributions from equity investments	13,702		13,493		27,195		26,651		30,294		18,606		10,320
Capitalized interest	—		(1,443)		(3,057)		(787)		(1,680)		(1,488)		(447)
Adjusted Earnings	$110,565		$96,991		$202,478		$204,679		$241,943		$225,176		$211,101

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$50,141		$43,159		$86,360		$90,518		$102,657		$89,932		$66,165
Capitalized interest	—		1,443		3,057		787		1,680		1,488		447
Total Fixed Charges	$50,141		$44,602		$89,417		$91,305		$104,337		$91,420		$66,612

Ratio of Earnings to Fixed Charges	2.2	x	2.2	x	2.3	x	2.2	x	2.3	x	2.5	x	3.2	x

(1)   Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.